UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE Act of 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Clearwater Paper 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLEARWATER PAPER CORPORATION
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

CLEARWATER PAPER  401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2016 and 2015

CLEARWATER PAPER 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Benefits Committee
Clearwater Paper 401(k) Plan
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of Clearwater Paper 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2016 and schedule of delinquent participant contributions (supplemental information) for the year ended December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

CliftonLarsonAllen LLP
Spokane, Washington
June 21, 2017

CLEARWATER PAPER 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value	$205,330,865	$191,106,292

Receivables:
Employer contribution	84	363,818
Employee contribution	41	230,311
Notes receivable from participants	4,723,910	4,304,023
Other receivable	—	35,327
Total receivables	4,724,035	4,933,479

Total assets	210,054,900	196,039,771

Liabilities:
Excess contributions payable	—	5,242

Net assets available for benefits	$210,054,900	$196,034,529

See accompanying notes to financial statements.

CLEARWATER PAPER 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2016 and 2015

	2016	2015
Additions:
Investment income (loss):
Interest income	$—	$241,324
Dividend income	2,278,681	2,031,583
Net appreciation (depreciation) in fair value of investments	17,583,058	(9,639,980)
Total investment income (loss)	19,861,739	(7,367,073)

Interest income on notes receivable from participants	144,171	144,823

Contributions:
Employee	9,607,987	9,072,456
Rollover	651,592	1,295,348
Employer	10,790,697	10,621,574
Total contributions	21,050,276	20,989,378

Total additions	41,056,186	13,767,128

Deductions:
Distributions to participants	28,448,375	29,983,206
Loan and administrative fees	174,762	20,529
Total deductions	28,623,137	30,003,735

Net increase (decrease) prior to transfers	12,433,049	(16,236,607)

Net transfers from other Clearwater Paper plan	1,587,322	573,644

Net increase (decrease)	14,020,371	(15,662,963)

Net assets available for benefits:
Beginning of year	196,034,529	211,697,492
End of year	$210,054,900	$196,034,529
See accompanying notes to financial statements.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(1)	Description of Plan
The following description of the Clearwater Paper 401(k) Plan (the Plan), is provided for general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan, originally effective July 1, 1973, established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), as amended, which includes a cash or deferred arrangement under Section 401(k) of the IRC, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was most recently restated effective January 1, 2015 and subsequently amended on one occasion with two effective dates of January 1, and October 1, 2015.

(b)	Plan Sponsor and Administration
Clearwater Paper Corporation (Clearwater Paper) sponsors the Plan. The Plan is administered by the Clearwater Paper Benefits Committee. Plan assets are held in trust and invested by the Plan's trustee and recordkeeper. During the year ended December 31, 2016, Fidelity Management Trust Company and Fidelity Workplace Services LLC (collectively, Fidelity) served as the trustee and record keeper, respectively.
During the year ended December 31, 2015, Mercer Trust Company and Mercer HR Services (collectively, Mercer) served as the trustee and record keeper, respectively, from January 1, 2015 to September 30, 2015. From October 1, 2015 to December 31, 2015, Fidelity served as the trustee and record keeper.
Collectively, the trustees are referred to as the "Trustee".

(c)	Eligibility and Contributions
All eligible full-time regular status salaried and non-represented hourly employees (as defined in the Plan) are eligible for participation in the Plan following 30 days of employment with Clearwater Paper and participating subsidiaries (collectively, the Company), as well as eligible employees who complete six consecutive months of employment. The Plan excludes the following: leased employees, seasonal hires, non-resident aliens, employees covered under a collective bargaining agreement, interns, individuals not classified as common law employees, reclassified employees, employees eligible to participate in another 401(k) plan sponsored by the Company, employees who are not on the U.S. payroll, employees residing in Puerto Rico, and summer hires (in each case, and as further defined in the Plan).
The Plan provides that each eligible employee may elect a contribution up to 75% of his or her per pay period earnings on a pre-tax or Roth after-tax basis. Eligible employees may also make rollover contributions representing distributions from certain other retirement plans. Eligible participants age 50 or older may elect additional catch-up contributions.
Eligible employees hired by the Company are automatically enrolled in the Plan at a 3% deferral rate on a pre-tax basis 30 days after the employee becomes eligible, unless he or she elects otherwise. The Company currently makes matching contributions into a participant’s account under the Plan equal to 70% of such participant’s contributions up to 6% of eligible compensation, although Clearwater Paper may approve a higher or lower rate.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Eligible participants receive a base employer contribution totaling 3.5% of eligible compensation. This contribution is 100% vested immediately, and no employee contribution is required. The Company’s base contribution is separately tracked from other Plan contributions and no loans or hardship withdrawals may be made from such source.
Eligible employees aged 45 and older on December 31, 2011, and who were participating in the Clearwater Paper Salaried Retirement Plan at the time of its closure on December 15, 2010, were also eligible to receive a transition benefit for up to five years beginning January 2012. The transition benefit ranged from 4.0% to 8.5% of eligible compensation, depending on each eligible employee’s age as of December 31, 2011. This transition employer contribution was 100% vested immediately. This transition contribution is separately tracked and no loans or hardship withdrawals may be made from such source. Certain other transition benefits may apply to specific transferring participant groups.
All contributions are limited by certain restrictions as defined by the IRC.

(d)	Participant Accounts
A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions, as well as earnings thereon. Participant accounts are valued each day the market is open based on quoted market prices. The benefit to which a participant is entitled is the benefit provided from the participant's vested account.

(e)	Investment Options
Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund, and common and collective trusts.
Participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the registered investment companies and under the Plan. However, pursuant to Plan terms, a participant is not allowed to transfer existing account balances or direct new contributions to the Clearwater Paper Stock Fund if the balance in this fund is, or the direction causes it to be, 25% or more of the participant’s total investment balance in the Plan.
The account of any participant automatically enrolled in the Plan and not electing otherwise is invested in a designated qualified default investment alternative, which is the T. Rowe Price Retirement Fund with the target date closest to the year in which that participant will reach age 65.
Any contributions or other payments made to the Plan without investment instructions are similarly invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest such funds. Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(f)	Vesting and Forfeitures
A participant’s interest in all employee contribution accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her transition contribution is also immediately vested. A participant’s interest in his or her matching account becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of service	Percentage vested
Less than 2	0.0%
2 or more	100.0
A participant’s matching account will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company, becomes totally and permanently disabled (as defined in the Plan), or dies while in service. The portion of a participant’s matching account not vested will be forfeitable when the participant’s employment terminates.
As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the matching accounts of former participants rehired during that year may be credited against matching contributions for the following year, used to pay Plan expenses, or a combination thereof. At December 31, 2016 and 2015, unallocated forfeitures totaled approximately $325,600 and $167,400, respectively. During 2016 and 2015, forfeitures totaling approximately $276,900 and $256,300, respectively, were used to reduce employer contributions and pay certain Plan expenses.

(g)	Notes Receivable from Participants
Participants may borrow 50% of their vested account balance up to a maximum of $50,000, as reduced for notes outstanding during the one year preceding the new note (as provided by the Plan). The notes are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable notes during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is generally paid ratably through payroll deductions.

(h)	Distributions and Benefits
On termination of employment from Clearwater Paper, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in his or her account, roll his or her account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant’s vested account balance is $1,000 or less, that participant will automatically receive the value of the vested interest in his or her account as a lump sum cash distribution, unless that participant elects otherwise. That participant is generally not permitted to maintain an account balance in the Plan.
Participants are permitted to make in-service and hardship withdrawals while still employed by the Company under certain conditions and from certain sources specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a hardship withdrawal. Under certain circumstances and from certain sources, the Plan allows for non-Roth after-tax, rollover, and age 59 1/2 withdrawals while employed by the Company.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(i)	Plan and Administrative Fees
Plan expenses are generally paid by Plan participants, except to the extent that expenses are paid from participant forfeitures of employer contributions. Loan service fees, fees associated with processing of qualified domestic relations orders, and certain trustee and recordkeeper expenses are paid for by the affected participant.

(j)	Party-in-Interest Transactions
Certain Plan investments are managed by an affiliate or related party of the Trustee of the Plan. Mercer and Fidelity were considered parties-in-interest for the respective period each served as Trustee, and transactions conducted with each of them or an affiliate or related party, during that period were considered party-in-interest transactions. Transactions with Clearwater Paper, Plan sponsor, are also considered party-in-interest transactions and consist of transactions within the Clearwater Paper Stock Fund. Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.
At December 31, 2016 and 2015, the Plan held 248,829 and 320,217 shares, respectively, of common stock of Clearwater Paper, with a fair value of $16,310,735 and $14,579,467, respectively. No dividend income from the common stock of Clearwater Paper was recorded during the years ended December 31, 2016 and 2015.

(k)	Net Transfers from Other Clearwater Paper Plan
Net transfers from the other Clearwater Paper plan represents the net amount of participant account balances transferred during the year to the Plan from the other 401(k) plan sponsored by the Company as a result of the participants changing employment status within the Company.

(l)	Plan Termination
Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time and for any reason subject to the rules of ERISA. In the event of plan termination, participants will become 100% vested in their employer accounts.

(2)	Summary of the Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

(b)	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Benefits Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and Trustee. See Note 4, "Fair Value Measurements" for a discussion of fair value measurements.
Net appreciation (depreciation) in fair value of investments represents net realized gains and losses and the change in unrealized appreciation from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(d)	Benefit Payments
Benefits are recorded when paid.

(e)	Notes Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the note plus accrued interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(f)	Subsequent Events
The Plan Administrator has evaluated other events and transactions occurring after the date of the statement of net assets through the date the financial statements were issued, and noted no other events that were subject to recognition or disclosure.

(3)	Investments
During the years ended December 31, 2016 and 2015, the Plan’s investments, including net gains and losses on investments sold during the year, appreciated in fair value by $17,583,058 and depreciated in fair value by $9,639,980, respectively.
Throughout 2015, the Plan divested certain of its registered investment company fund investments and reinvested the proceeds in various common and collective trust investments. By doing so, the Plan was able to obtain more favorable expense ratios on a participant level.

(4)	Fair Value Measurements
Fair value accounting guidance establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plans have the ability to access.

Level 2	Inputs to the valuation methodology other than quoted prices included in Level 1 are observable for the asset or liability, each directly or indirectly, and include:

▪
   Quoted prices for similar assets or liabilities in active markets;
▪
   Quoted prices for identical or similar assets or liabilities in inactive markets;
▪
   Inputs other than quoted prices that are observable for the asset or liability; and
▪
  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered investment company funds - Valued at the daily closing price as reported by the fund. Registered investment company funds held by the Plan are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The registered investment company funds held by the Plan are deemed to be actively traded.

Common stock - Investments in common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Common and collective trusts (CCTs) - Investments in CCTs are valued at the net asset value (NAV) of units of a bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a CCT, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Interest bearing cash - Investments in interest bearing cash and cash equivalents are valued based on cost, which approximates fair value in a non-inflationary economy and is protected by the Federal Deposit Insurance Corporation (FDIC).

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$60,799,035	$—	$—	$60,799,035
Common stock	16,310,735	—	—	16,310,735
Common and collective trusts	—	128,202,739		128,202,739
Interest bearing cash	18,356	—	—	18,356
Total investments at fair value	$77,128,126	$128,202,739	$—	$205,330,865

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$49,960,511	$—	$—	$49,960,511
Common stock	14,579,467	—	—	14,579,467
Common and collective trusts	—	126,566,314	—	126,566,314
Total investments at fair value	$64,539,978	$126,566,314	$—	$191,106,292

(5)	Investment Risk and Concentration
The Plan investments include shares of registered investment company funds, CCTs, and common stock in the form of the Clearwater Paper Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
A significant decline in the market value of the Clearwater Paper's stock would significantly affect the net assets available for benefits. Included in investments at December 31, 2016 and 2015, are shares of Clearwater Paper Corporation common stock amounting to 7.94%, and 7.63% of total investments, for each respective period.

(6)	Tax Status
The Internal Revenue Service (IRS) has determined by a letter dated September 1, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended once since the IRS’s issuance of the determination letter. Management believes that the Plan is designed, and continues to operate, in compliance as a qualified plan.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audits by the IRS; however, there are currently no audits pending for any tax periods.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(7) Non-exempt Transactions
For the years ended December 31, 2016 and 2015, the Plan Administrator failed to remit certain employee 401(k) deferral contributions and loan repayments for certain payroll periods within the timeframe prescribed by the Department of Labor (DOL). This is deemed a prohibited transaction in accordance with ERISA and the IRC. For the 2015 plan year, the Plan Administrator has corrected the prohibited transaction by remitting the contributions and loan repayments and depositing lost earnings on those amounts in accordance with prescribed guidelines issued by the DOL and subject to pending submission under its Voluntary Fiduciary Correction Program. In addition, the Company intends to file Form 5330 with the IRS and pay the appropriate excise tax upon receipt of a "no action" letter from the DOL. The Plan Administrator intends to take similar corrective action related to the 2016 plan year.
(8) Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per the financial statements	$210,054,900	$196,034,529
Loans in deemed distributed status	(119,597)	(106,388)
Net assets available for benefits per the Form 5500	$209,935,303	$195,928,141
The following is a reconciliation of the net increase (decrease) in net assets available for benefits prior to transfers per the financial statements to the Form 5500 for the years ended December 31, 2016 and 2015:

	2016	2015
Net increase (decrease) in net assets available for benefits prior to transfers per the financial statements	$12,433,049	$(16,236,607)
Change in deemed distributed loans	(13,209)	24,083
Less reversal of prior year adjustment from contract value to fair value for fully-benefit responsive contracts	—	(604,293)
Total net (loss) income per the Form 5500	$12,419,840	$(16,816,817)

CLEARWATER PAPER 401(k) PLAN
Plan No: 022 EIN: 20-3594554
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Registered Investment Company Funds:
	Dodge & Cox Funds	Dodge & Cox Stock Fund	$18,545,845
	Vanguard Funds	Vanguard Institutional Index Fund	15,035,026
	Alliance Bernstein	Alliance Bernstein Discovery Value	7,665,330
	Dodge & Cox Funds	Dodge & Cox International Fund	6,255,175
	Vanguard Funds	Vanguard Extended Market Index Fund Signal Shares	5,573,332
	Vanguard Funds	Vanguard Total Bond Market Index Fund Signal	4,662,978
	Vanguard Funds	Vanguard Total International Stock Index Fund	1,958,650
	DFA	DFA Emerging Markets Core Equity	681,926
	Principle Funds	PIF Diversified Real Asset I	420,773
			60,799,035
	Common and Collective Trusts:
	Wells Fargo	Wells Fargo Stable Value Fund	27,388,411
	Delaware	Delaware Focus Small-Mid Cap Growth Trust	17,593,382
	Winslow	Winslow Large Cap Growth Fund	11,409,030
	T. Rowe Price	T. Rowe Price Retirement 2025 Trust	13,678,993
	T. Rowe Price	T. Rowe Price Retirement 2020 Trust	9,719,517
	T. Rowe Price	T. Rowe Price Retirement 2030 Trust	11,243,867
	Loomis	Loomis Sayles Core Plus Fixed Income	6,784,700
	T. Rowe Price	T. Rowe Price Retirement 2035 Trust	7,581,430
	T. Rowe Price	T. Rowe Price Retirement 2040 Trust	5,203,371
	Artisan Funds	Artisan International Growth Fund	3,183,804
	T. Rowe Price	T. Rowe Price Retirement 2045 Trust	4,492,294
	T. Rowe Price	T. Rowe Price Retirement 2050 Trust	3,421,936
	T. Rowe Price	T. Rowe Price Retirement 2015 Trust	2,789,435
	T. Rowe Price	T. Rowe Price Retirement 2055 Trust	2,239,538
	T. Rowe Price	T. Rowe Price Retirement 2010 Trust	1,253,388
	T. Rowe Price	T. Rowe Price Retirement 2060 Trust	197,900
	T. Rowe Price	T. Rowe Price Retirement 2005 Trust	21,743
			128,202,739
	Common Stock:
*	Clearwater Paper Corporation	Clearwater Paper Stock Fund	16,310,735
	Other:
*	Fidelity	Interest bearing cash account	18,356
	Receivables	Various receivables (excluding loans)	125
*	Participant Loans	Interest rates from 2.50% to 8.00%, maturing through August 2031	4,604,313
	Total		$209,935,303
*Represents a party-in-interest at December 31, 2016.
Cost is omitted for participant directed investments.

CLEARWATER PAPER 401(k) PLAN
Plan No: 022 EIN: 20-3594554
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year ended December 31, 2016

	Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if late participant loan repayments are included:☑			$11,242

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clearwater Paper 401(k) Plan

By	/s/ John D. Hertz
John D. Hertz
Chair of Clearwater Paper Benefits Committee
Date: June 21, 2017

Exhibit Index

Exhibit

Consent of Independent Registered Public Accounting Firm	23